SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)
TONGJITANG CHINESE MEDICINES COMPANY
(Name of Issuer)
ORDINARY SHARES
(Title of Class of Securities)
G8918E106
(CUSIP Number)

Mr. Xiaochun Wang	Jianguo Yang	With a copy to:
Room 3030, Four Seasons Place,	Fosun Industrial Co., Limited	Scott Clemens
8 Finance Street, Central,	Level 28	Baker & McKenzie LLP
Hong Kong	Three Pacific Place	Suite 3401, China World Tower 2
(86) 139 1818 3126	1 Queen’s Road East	China World Trade Center
	Hong Kong	1 Jianguomenwai Avenue
	China	Beijing 100004, People’s Republic of
China
	(86)(21) 6332 5563	(86)(10) 6535 3971
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
September 24, 2010
(Date of Event Which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G8918E106

1	NAME OF REPORTING PERSON Xiaochun Wang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	BK, WC, AF, OO, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	People’s Republic of China

	7	SOLE VOTING POWER

NUMBER OF		1,200,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		52,675,584

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,200,000

WITH	10	SHARED DISPOSITIVE POWER

		52,675,584

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	53,875,584

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	51.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	G8918E106

1	NAME OF REPORTING PERSON Hanmax Investment Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	BK, WC, AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		52,675,584

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		52,675,584

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	52,675,584

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	50.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	G8918E106

1	NAME OF REPORTING PERSON Fosun Industrial Co., Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	BK, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Hong Kong, China

	7	SOLE VOTING POWER

NUMBER OF		33,403,392

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		33,403,392

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	33,403,392

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	32.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

This Amendment No. 3 amends the Schedule 13D filed with the Securities and Exchange Commission on April 8, 2010 (the “Original 13D”) by Xiaochun Wang, Hanmax Investment Limited (“Hanmax Investment”) and Fosun Industrial Co., Limited (“Fosun Industrial”) with respect to the ordinary shares, par value $0.001 per share (“Ordinary Shares”), including the American Depositary Shares (each representing four Ordinary Shares), of Tongjitang Chinese Medicines Company (the “Issuer”) as previously amended by Amendment No. 1 to the Original 13D filed on June 7, 2010 and Amendment No. 2 to the Original 13D filed on August 2, 2010. Unless otherwise stated herein, the Original 13D as previously amended remains in full force and effect. Terms used therein and not defined herein have the meanings ascribed thereto in the Original 13D.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 is hereby supplemented as follows:
On September 24, 2010, Hanmax Investment entered into a term facility agreement (the “Facility Agreement”) with CITIC Bank International Limited (“CITIC”) as arranger, lender, agent, and security trustee, in the form attached hereto as Exhibit 99.10. Under the Facility Agreement, CITIC agreed to make available to Hanmax Investment a term loan facility up to US$25,000,000 to fund the proposed purchase of the Publicly Held Shares (“Merger”). The loans under the Facility Agreement will be made subject to the satisfaction of certain conditions precedent, including entry into the definitive agreements effecting the proposed Merger, completion of the corporate and regulatory filings related thereto, and documentary evidence of the foregoing having been provided to CITIC as agent.
Unless extended pursuant to the Facility Agreement, the loans made under the Facility Agreement will mature 12 months after the first drawdown. The Facility Agreement provides for mandatory prepayment by Hanmax Investment upon the occurrence of, and in the amount of the proceeds received from, certain events, including the (i) listing of Hanmax Investment’s or any of its subsidiaries’ shares on any exchange or market, or the sale of all or substantially all of its or their assets; (ii) disposal or other transfer by Hanmax Investment or any of its subsidiaries of any asset, subject to certain exceptions; (iii) receipt by Hanmax Investment of any distributions from any of its subsidiaries (but in any event, an amount equal to 25% of the loan amount (a) within 6 months from the first drawdown and (b) between 7 months and 9 months from the first drawdown); and (iv) issuance of any securities by Hanmax Investment or any of its subsidiaries. In addition, Hanmax Investment may voluntarily prepay, after the date that is 8 months from the date of the Facility Agreement, all or part of any loan made under the Facility Agreement.
Except upon the occurrence of a market disruption event, the loans under the Facility Agreement will bear interest at a rate per annum equal to the British Bankers’ Associate Interest Settlement Rate for United States Dollars or, if unavailable, the London Inter-Bank Offered Rate, plus 2.0%.
Loans made under the Facility Agreement will be secured by various obligations of Mr. Xiaochun Wang, Hanmax Investment, the Issuer, and certain of the Issuer’s subsidiaries. These obligations include (i) a personal guarantee by Mr. Xiaochun Wang, (ii) an assignment of Hanmax Investment’s and Mr. Xiaochun Wang’s rights and interests under the definitive agreements effecting the proposed Merger, (iii) joint and several guarantees by and among the Issuer and certain of its subsidiaries, (iv) charges over the accounts into which are to be remitted the dividends to which each of Hanmax Investment and Mr. Xiaochun Wang are entitled, from each of Tongjitang Pharmaceutical (Hong Kong) Limited (“Tongjitang HK”), Unisources Enterprises Limited (“Unisources”) and Guizhou Tongjitang Pharmaceutical Co. Ltd. (“Guizhou Tongjitang”), subsidiaries of the Issuer, and (iv) charges and pledges over equity interests in each of Hanmax, the Issuer, Tongjitang HK, Unisources, and Guizhou Tongjitang.
Hanmax Investment is required to pay a monthly committment fee of 0.35% per annum of CITIC’s unloaned participation commitment during the first 8 months from the date of the Facility Agreement. Hanmax Investment is also required to pay agency and arrangement fees in connection with the Facility Agreement in the amounts and manner agreed by the parties.
Each of Hanmax Investment and Mr. Xiaochun Wang is required, and, upon effectiveness of the Merger, the Issuer, Tongjitang HK and Unisources will be required, to comply with certain financial covenants and negative pledges, including those with respect to (i) financial indebtedness, (ii) creation of security over, or disposition of, assets, (iii) capital expenditures, (iv) dividends, and (v) debt service reserves. Hanmax Investment is also required to comply with certain covenants and undertakings with respect to the Issuer, including those relating to the distributable retained profits of the subsidiaries of the Issuer in China.
The Facility Agreement provides for, at CITIC’s option, the acceleration of outstanding loans and/or the exercise of CITIC’s rights pursuant to the security obligations described above upon certain customary events of default, cross-default, insolvency, illegality, material adverse change or change of control.

The foregoing description of the material terms of the Facility Agreement is qualified in its entirety by reference to the complete text of such document, which has been filed as an exhibit to this Schedule 13D.
Item 6. Contracts, Arrangements, Understandings, or Relationships with respect to Securities of the Issuer.
Item 6 is hereby supplemented as follows:
For a description of the principal terms of the Facility Agreement entered into by Hanmax Investment to fund the proposed Merger, see Item 3.
Item 7. Material to Be Filed as Exhibits
Item 7 is hereby supplemented by adding the following exhibit:

Exhibit 99.10:	Facility Agreement with CITIC Bank International Limited to fund the proposed Merger.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 12, 2010

XIAOCHUN WANG

By:	/s/ Xiaochun Wang
Name:	Xiaochun Wang

HANMAX INVESTMENT LIMITED

By:	/s/ Xiaochun Wang
Name:	Xiaochun Wang
Title:	Director

FOSUN INDUSTRIAL CO., LIMITED

By:	/s/ Qiyu Chen
Name:	Qiyu Chen
Title:	Chairman of the Board of Directors